Exhibit 99.4

Remuneration Policy

Orphazyme A/S

1	Introduction
1.1

The Board of Directors of Orphazyme A/S, CVR no. 32 26 63 55 (“Orphazyme” or the “Company”) has adopted this remuneration policy (the “Remuneration Policy”) which describes the principles for payment of remuneration to the Board of Directors and the Executive Management in accordance with Sections 139 and 139(a) of the Danish Companies Act.

1.2	The Executive Management means the executive managers registered with the Danish Business Authority.
2	Objectives
2.1

The overall objective of the Remuneration Policy is to align and balance the interests of the Company’s Board of Directors, the Executive Management, the Company itself and its shareholders, and to attract, motivate and retain qualified members of the Board of Directors and the Executive Management in order to support the achievement of strategic short- and long-term goals of the Company as well as to promote value creation for the benefit of the shareholders.

2.2

The Board of Directors believes that the composition of remuneration supports both the short-term and long-term goals and sustainability of the Company as well as the interests of the shareholders by ensuring that a part of the remuneration is variable and linked to strategic targets and the development in the Company’s share price.

3	Remuneration of the Board of Directors
3.1

Members of the Board of Directors shall receive fixed annual fees. Additionally, the Board of Directors may receive share-based remuneration. The remuneration paid to the Board of Directors will be presented for approval by the Company’s shareholders at the annual general meeting.

3.2

The remuneration to the Board of Directors shall be designed with the purpose of attracting and retaining qualified members to the Board of Directors in order to support the Company’s strategy, sustainability and long-term interests.

3.3

To be able to attract qualified board members, the company has taken out customary D&O insurance. To the extent the insurance coverage is insufficient, the Company may in certain cases indemnify board members for claims and expenses that the board members may personally incur.

3.4	Fixed annual fees
3.4.1	Each member of the Board of Directors receives a fixed annual base fee.
3.4.2	The Chairman (and the Deputy Chairman, if such is appointed by the Board of Directors) may receive an additional fee of up to two times the fixed annual base fee for their extended duties.

3.4.3

Members of the Audit Committee, the Remuneration Committee, the Science Committee and the Nomination Committee will receive a supplementary fee of up to ¼ of the fixed annual base fee, and the chairman of the Audit Committee, the Remuneration Committee, the Science Committee and the Nomination Committee, respectively, will receive a supplementary fee of up to ½ of the fixed annual base fee. The same principles will apply to any other permanent board committees that may be established by the Board of Directors from time to time.

3.4.4

The board fees shall be in line with market practice and based on the competencies, effort, and scope of the work carried out by the Board of Directors. The board fees are determined based on a benchmark exercise for similar European and U.S.-based biotech and biopharmaceutical companies of comparable size and development stage.

3.4.5

If members of the Board of Directors have to travel to attend board meetings, such members may receive a fixed travel allowance as determined by the Board of Directors and be reimbursed for expenses in connection with board meetings (e.g. related to travel and accommodation). Travel allowances may not exceed a total annual value of 25% of the fixed annual base fee.

3.4.6

If a member of the Board of Directors takes on a specific ad hoc task for the Company outside the scope of ordinary tasks for the Board of Directors, such member may receive a fixed ad hoc fee for the work carried out. Any ad hoc tasks are subject to the prior or subsequent approval of the Board of Directors. An ad hoc fee may not exceed 100% of the annual fee.

3.4.7	The Company may cover or reimburse social security duties and similar taxes imposed by foreign public authorities in relation to board fees.
3.5	Share-based incentive program
3.5.1

Share-based incentives are commonly used among competing international biotech and pharmaceutical companies. In order to be able to attract and retain qualified members of the Board of Directors and to remain competitive, the Company offers the opportunity of share-based incentives to the Board of Directors. Share-based incentives to the Board of Directors further serve the purpose of aligning the interests of the members of the Board of Directors with those of the shareholders, and the Company believes that share-based incentives are beneficial to the shareholders’ long-term interests, as share-based incentives together with the base fee reflect the objective of a motivated and lasting value creation for the Company and the shareholders.

3.5.2

The Board of Directors may be granted share-based incentives in the form of restricted share units (“RSUs”). Each RSU grants a right to the participant to be allocated one share in the Company. The RSUs will have a vesting period from the date of grant and until approval of the annual report at the annual general meeting in the following calendar year and is therefore aligned with the one-year election period. Following vesting, the participant may be allocated a number of shares equivalent to the number of RSUs vested at maximum price per RSU equal to the par value of the Company’s shares. RSUs may be exercised within a period of 12 months following vesting.

3.5.3

Vesting or exercise of the RSUs may be conditional upon certain criteria, such as continued board membership, to be decided by the Board of Directors at the time of grant. To ensure the Board of Directors’ independence and supervisory function, such conditions will not be related to financial performance criteria.

3.5.4

Board members are eligible to receive one annual grant with a value corresponding to 50% of their fixed annual base fee, such base fee to include additional base fees to the Chairman and Deputy Chairman but excluding any additional fees for committee membership. New board members are eligible to receive one on-boarding grant in connection with their election to the Board of Directors with a value up to 100% of their fixed annual base fee, such base fee to include additional base fees to the Chairman and Deputy Chairman but excluding any additional fees for committee membership. The value of a grant will be calculated on the basis of a recognized valuation model as determined by the Board of Directors.

3.5.5

In cases where the Board of Directors assesses that the issue or transfer of shares would have an adverse effect on the Company and/or the Board member, the Board of Directors may decide to settle the RSUs in cash instead of allowing the Board member to subscribe for or receive shares in the Company.

3.5.5.1

The Board of Directors shall be required to accelerate vesting of RSUs in connection with (a) a mandatory takeover bid for the Company’s shares, or (b) a voluntary takeover bid for the Company’s shares, in which connection there is a change in the controlling interest, or (c) otherwise any transaction whereby a third party independent of the Company obtains control of more than 50% of the Company’s shares; or (d) the shares in the Company are delisted.

3.5.6

The number of RSUs may be adjusted by the Board of Directors in connection with certain changes to the capital structure of Orphazyme which may have unintended effect of the value of the RSUs, e.g. capital increases below market value (subject to certain exceptions, e.g. capital increases made in connection with share-based incentive programs).

3.5.7

The Company shall under special circumstances be entitled to reduce or reclaim, in full or in part, incentives granted or vested under a share-based incentive program if the conditions for vesting are based on fraud, willful misconduct, gross negligence, incorrect or misleading information, or that the conditions have otherwise not been fulfilled.

4	Remuneration of the Executive Management
4.1

The remuneration to members of the Executive Management may consist of both fixed remuneration, including fixed salaries, pension contributions and benefits, and variable remuneration, including short-term and long-term incentives, as determined by the Board of Directors. The remuneration shall be in line with market standards and based on the competencies, responsibilities assumed, and the scope of work carried out by the individual executive manager. The fixed salaries and cash bonuses of the Executive Management are determined based on a benchmark exercise for similar European and U.S.-based biotech and biopharmaceutical companies of comparable size and development stage.

4.2

The remuneration to the Executive Management shall be designed to attract, motivate and retain competent members to the Executive Management. The remuneration composition seeks to align the interests of the members of the Executive Management with those of the Company’s shareholders by linking a part of the remuneration to the development in the Company’s share price and corporate performance. Further seeking to align the long-term development and sustainability of the Company with the interests of the Executive Management, each member of the Executive Management is required to build and maintain a shareholding in the Company as described under section 4.6 below.

4.3

To be able to attract qualified members of the Executive Management, the Company has taken out customary D&O insurance. To the extent the insurance coverage is insufficient, the Company may in certain cases indemnify members of the Executive Management for claims and expenses that the members of the Executive Management may personally incur.

4.4	Fixed remuneration
4.4.1	Members of the Executive Management shall receive an annual base salary. Further, members of the Executive Management may be entitled to pension contributions of up to 20% of the annual base salary.
4.4.2

Members of the Executive Management may be granted customary non-monetary benefits such as insurance, computer, telephone, and internet access, newspaper subscription etc. and other benefits, such as company car, with a value of up 15% of the annual base salary in accordance with market standards as determined by the Board of Directors.

4.4.3	The Company may decide to cover relocation costs if a member of the Executive Management is required to relocate. Such relocations costs may not exceed 30% of the annual base salary.
4.5	Variable remuneration
4.5.1	The Executive Management may receive a cash bonus under a short-term cash incentive program and participate in a share-based incentive program comprising primarily long-term elements.

Short-term cash incentive program

4.5.2

The short-term cash incentive program may consist of a cash bonus to members of the Executive Management based on the annual performance at the discretion of the Board of Directors. The performance criteria may relate to certain results or targets based on corporate and individual goals. These predefined goals may include financial and/or operational targets, e.g. related to financing, working capital needs, organizational development as well as pre-clinical and clinical development. The level of achievement of the performance criteria may be based on the Company’s financial results as presented in the annual report and achievement of non-financial targets may be assessed internally or with external assistance, if deemed relevant by the Board of Directors.

4.5.3

A cash bonus received in accordance with the short-term incentive program may not exceed 100% of the annual fixed salary of the individual member of the Executive Management. The Company shall under special circumstances be entitled to reduce or reclaim, in full or in part, cash bonuses earned or granted under the short-term incentive program if the conditions for payment are based on fraud, willful misconduct, gross negligence, incorrect or misleading information, or that the conditions have otherwise not been fulfilled.

Share-based incentive program

4.5.4	The Company offers the opportunity of share-based incentives in the form of RSUs and performance share units (“PSUs”) to the Executive Management.
4.5.5

Each RSU grants a right for the participant to be allocated one share in the Company. The RSUs will have a total vesting period as determined by the Board of Directors at the time of grant (the “RSU Vesting Period”), such RSU Vesting Period to cover approximately three years from the date of grant or such other date as determined by the Board of Directors. The Board of Directors may decide that RSUs shall vest gradually over the RSU Vesting Period, e.g. with one third of the grant vesting each year as determined by the Board of Directors. Following the RSU Vesting Period, the participant will be allocated a number of shares in the Company equivalent to the number of RSUs vested against payment of the par value of each share. RSUs may only be exercised after the expiration of the RSU Vesting Period within a certain period of time as determined by the Board of Directors. Vesting or exercise of the RSUs may be conditional upon certain criteria as decided by the Board of Directors at the time of grant, such as continued employment with the Company. Further terms and conditions will be determined by the Board of Directors. The value of the RSUs granted shall not exceed 50% of the member of the Executive Management’s annual fixed salary at the time of the grant.

4.5.6

Each PSU grants a right for the participant to be allocated one share in the Company. The PSUs will have a vesting period as determined by the Board of Directors at the time of grant (the “PSU Vesting Period”), such PSU Vesting Period to cover approximately three years from the date of the grant or such other date as determined by the Board of Directors . The PSUs will vest in full or in part following the PSU Vesting Period depending on achievement of pre-defines criteria. After the PSU Vesting Period, the participant may be allocated a number of shares in the Company equivalent to the number of PSUs vested against payment of the par value of each share. PSUs may only be exercised after the expiration of the PSU Vesting Period within a certain period of time as determined by the Board of Directors. The number of PSUs that vest or exercise of vested PSUs may be conditional upon certain criteria to be decided by the Board of Directors at the time of the grant, e.g. criteria related to continued employment and performance. The performance criteria may relate to certain results or targets based on corporate goals. These predefined goals may include financial and/or operational targets, e.g. targets related to development in the Company’s share price, organizational development as well as pre-clinical and clinical development. Achieving one or more targets will contribute to the vesting of PSUs by a proportion decided by the Board of Directors at the time of the grant. The level of achievement of the targets may be assessed internally or with external assistance, if deemed relevant by the Board of Directors. Further terms and conditions will be determined by the Board of Directors. The value of the PSUs granted shall not exceed

150% of the member of the Executive Management’s annual fixed salary at the time of the grant.
4.5.7

In cases where the Board of Directors assesses that the issue or transfer of shares would have an adverse effect on the Company and/or the executive, the Board of Directors may decide to settle the RSUs and/or PSUs in cash instead of allowing the executive to subscribe for or receive shares in the Company.

4.5.8

The Board of Directors shall be required to accelerate vesting of RSUs in connection with (a) a mandatory takeover bid for the Company’s shares, or (b) a voluntary takeover bid for the Company’s shares, in which connection there is a change in the controlling interest, or (c) otherwise any transaction whereby a third party independent of the Company obtains control of more than 50% of the Company’s shares; or (d) the shares in the Company are delisted. In the same situations as listed under (a)-(b), the Board of Directors shall be required to accelerate vesting of PSUs to the extent any applicable targets have been achieved. In case no applicable targets have been achieved, the PSUs pertaining hereto lapse, unless otherwise decided by the Board of Directors.

4.5.9

The number of RSUs and/or PSUs may be adjusted by the Board of Directors in connection with certain changes to the capital structure of Orphazyme which may have unintended effect of the value of the RSUs and/or PSUs, e.g. capital increases below market value (subject to certain exceptions, e.g. capital increases made in connection with share-based incentive programs).

4.5.10

The Company shall under special circumstances be entitled to reduce or reclaim, in full or in part, RSUs and PSUs granted or vested under the LTIP if the conditions for vesting of RSUs and/or PSUs are based on fraud, willful misconduct, gross negligence, incorrect or misleading information, or that the conditions have otherwise not been fulfilled.

4.5.11

Orphazyme’s obligation to deliver RSUs and PSUs under the LTIP may be covered by a variety of means in the Company’s discretion, e.g. shares held in treasury by the Company accumulated through share buy-backs or directed issues of shares and/or bonus shares.

4.6	Shareholding requirements
4.6.1

The Executive Management is at all times required to hold a minimum amount of shares in Orphazyme with a value equal to 100% of their respective annual fixed salaries at the time of acquisition of the shares. The required shareholding may be built up over 36 months following employment with the Company.

5	Extraordinary incentives
5.1

On a case by case basis, the Board of Directors may grant a member of the Executive Management a one-off cash- or share-based bonus. The Board of Directors may elect to grant such bonus in the form of sign-on bonus, extraordinary bonus, as a retention bonus or as severance payment.

5.2

In the event that a member of the Executive Management is granted an extraordinary incentive bonus, the value of the extraordinary incentive bonus may not exceed 100% of the member of the Executive Management’s annual fixed salary.

5.3

In addition to the above, members of the Executive Management are, subject to certain conditions, entitled to an extraordinary takeover retention bonus amounting to 12 months’ fixed salary, provided that they remain employed by the Company and are not under notice on the first anniversary following completion of a public takeover bid for the shares of the Company resulting in a change of control.

6	Termination and severance payment
6.1

Agreements with members of the Executive Management are generally entered into on an indefinite term. The notice of termination of employment is agreed individually with the members of the Executive Management and may not exceed 12 months’ notice for the Company and 9 months’ notice for the member of the Executive Management.

6.2

A member of the Executive Management may, if dismissal is not due to circumstances of the executive manager, be entitled to receive severance payments with a value of up to one year’s annual fixed salary. Notwithstanding the foregoing, the current CEO is, if dismissal is not due to circumstances of the CEO, entitled to receive severance payments with a value of up to two years’ annual fixed salary.

7	Remuneration to the Company’s other employees
7.1	The Board of Directors has taken into account the terms of employment and remuneration of employees of the Company other than the Board of Directors and Executive Management.
7.2	Employees of the Company may be offered to participate in long-term incentive programs supporting the same objectives as those applied to the share-based incentive program of the Executive Management.
8	Deviation from the Remuneration Policy
8.1

In order to achieve the long-term interest of the Company, the Board of Directors may under special circumstances, on a case by case basis, deviate from the Remuneration Policy. Such deviations may include one-off bonuses in excess of the limits in 5.2, changes to the relative proportion of the remuneration components, including the upper limits to variable remuneration components, the vesting period of the long-term incentive program as well as changes to the term and termination provisions of agreements with Executive Management.

8.2

Any deviation shall be approved by the Board of Directors on the basis on a proposal from the Remuneration Committee. The Company’s remuneration report shall include a description and motivation of any deviations during the past financial year.

9	Approval process and conflicts of interest
9.1	The Board of Directors has established a Remuneration Committee. The Remuneration Committee prepares a proposal for a remuneration policy that is submitted to the

Board of Directors for approval. The Board of Directors submits the approved remuneration policy to the general meeting for approval.

9.2

The Board of Directors annually reviews the Remuneration Policy based on recommendation from the Remuneration Committee. If deemed necessary, the Board of Directors submits a proposal for a revised remuneration policy to the general meeting for approval.

9.3	The Remuneration Policy shall be submitted to the general meeting for approval at least every four years and upon any material amendments.
9.4

Remuneration to the Board of Directors is approved annually at the general meeting. Remuneration to the Executive Management is approved by the Board of Directors in accordance with the principles set out in this Remuneration Policy which is approved by the general meeting. Accordingly, the Board of Directors finds there to be little risk of conflicts of interest.

10	Remuneration report
10.1

The Board of Directors shall annually prepare a remuneration report which includes information on remuneration paid or due in the latest financial year to the Board of Directors and the Executive Management, including new and former members, both in an aggregate form and on an individual level.

10.2	The remuneration report shall be available on the Company’s website and be presented to the annual general meeting for an advisory vote.

11	Publication
11.1	The Remuneration Policy is available on the Company’s website, www.orphazyme.com.

This Remuneration Policy has been adopted by the Board of Directors on March 1, 2021 and has been approved at the Company’s annual general meeting on March 25, 2021.